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SECUR**12010803**SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2011_____ AND ENDING__12/31/2011_____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___695 North Legacy Ridge Drive Suite 300_____
                        (No. and Street)

Liberty Lake   Wa.   99019
_____   _____   _____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Sally Mann_____ (509) 747-9144
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___McDirmid, Mikkelsen & Secrest, P.S._____
                (Name – *if individual, state last, first, middle name*)

926 West Sprague Suite 300   Spokane   Wa   99204
_____   _____   _____   _____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____ Tom L Turner _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Alliant Securities Inc. _____ , as
of _____ December 31 _____, 20 _11___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___ President _____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliant Securities, Inc.
Turner ◆ Nord ◆ Kienbaum
Liberty Lake, Washington

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

February 3, 2012
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2011 and 2010

ASSETS	2011	2010
Cash	$ 485,366	$ 492,752
Segregated cash	5,000	5,000
Accounts receivable from customers	2,717	31,864
Concessions receivable	20,030	17,218
Officer receivable	3,680	7,785
Secured demand notes receivable collateralized by marketable securities	450,000	450,000
Deposits and prepaid expense	9,620	600
Deposits with clearing brokers	49,000	55,000
DTCC common stock	8,479	8,410
Cash surrender value of officers' life insurance	28,477	30,013
Property and equipment, net	41,882	52,232
	$ 1,104,251	$ 1,150,874

LIABILITIES AND STOCKHOLDERS' EQUITY	2011	2010
Payable to brokers and dealers	$ 3,223	$ 3,773
Payable to customers	14,705	7,239
Accounts payable	31,300	34,750
Other liabilities	20,079	17,232
Accrued profit sharing plan contribution	92,501	85,637
Accrued payroll	55,314	121,340
Payroll and business taxes payable	3,648	6,703
Federal income taxes payable	261	
Note payable	9,020	
	230,051	276,674
Subordinated borrowings	450,000	450,000
Stockholders' equity:		
Common stock, $50 par value: Authorized, 1,000 shares; Issued and outstanding, 1,000 shares	50,000	50,000
Additional paid-in capital	237,883	237,883
Retained earnings	136,317	136,317
	424,200	424,200
	$ 1,104,251	$ 1,150,874

*The accompanying notes are an integral
part of the financial statements.*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the years ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions	$ 1,600,286	$ 1,630,800
Interest income	27,385	35,669
Other income	89,893	97,667
	1,717,564	1,764,136
Expenses:		
Salesmen salaries and commissions	517,751	582,020
Office salaries	341,104	328,504
Payroll taxes	68,957	72,064
Profit sharing plan contribution	92,501	85,637
Medical insurance	57,425	54,584
Officers' life and disability insurance	11,884	6,849
Telephone and telequote	29,436	27,866
Rent	93,659	112,960
Office supplies and postage	76,160	77,890
Data processing	127,290	122,870
Clearing costs	73,630	61,788
Regulatory fees	32,499	23,400
Business and property taxes	31,881	30,798
Dues, licenses and subscriptions	31,333	31,158
Depreciation	10,350	10,200
Equipment rental and maintenance	11,518	12,937
Professional services	28,966	28,239
Corporate insurance	8,531	8,958
Auto and travel expense	27,042	23,342
Meals and entertainment	8,114	9,630
Advertising and promotion	6,392	4,366
Bank and transfer fees	29,139	44,861
Interest expense	1,741	3,215
	1,717,303	1,764,136
Income before federal income taxes	261	
Federal income tax expense	261	
Net income	$ -0-	$ -0-

*The accompanying notes are an integral
part of the financial statements.*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2011 and 2010

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2010	1,000	$ 50,000	$ 237,883	$ 136,317	$ 424,200
Net income					
Balances, December 31, 2010	1,000	50,000	237,883	136,317	424,200
Net income					
Balances, December 31, 2011	1,000	$ 50,000	$ 237,883	$ 136,317	$ 424,200

The accompanying notes are an integral
part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
for the years ended December 31, 2011 and 2010

Subordinated borrowings at January 1, 2010	$ 450,000
Increases:	
None	
Decreases:	
None	———
Subordinated borrowings at December 31, 2010	450,000
Increases:	
None	
Decreases:	
None	———
Subordinated borrowings at December 31, 2011	**$ 450,000**

The accompanying notes are an integral
part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income		
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 10,350	$ 10,200
Changes in assets and liabilities:		
Net receivable from customers	36,613	(132,453)
Concessions receivable	(2,812)	(2,972)
Officer receivable	4,105	(6,496)
Federal income taxes receivable		2,126
Deposits and prepaid expense		1,500
Deposits with clearing brokers	6,000	25,000
DTCC common stock	(69)	(28)
Payable to brokers and dealers	(550)	(294,062)
Accounts payable and other liabilities	(603)	9,666
Accrued profit sharing plan contribution	6,864	15,901
Accrued payroll	(66,026)	3,038
Payroll and business taxes payable	(3,055)	3,717
Federal income taxes payable	261	
Net cash used in operating activities	(8,922)	(364,863)
Cash flows from investing activities:		
Premium payments on officers' life insurance	1,536	745
Purchase of equipment		(7,365)
Net cash provided by (used in) investing activities	1,536	(6,620)
Net decrease in cash	(7,386)	(371,483)
Cash at beginning of year	492,752	864,235
Cash at end of year	$ 485,366	$ 492,752

The accompanying notes are an integral
part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **The Company and Significant Accounting Policies:**

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash balances at banks which at times may be in excess of federally insured limits.

DTCC common stock is valued at cost, which approximates fair value.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements.

Continued

NOTES TO FINANCIAL STATEMENTS, *Continued*

---

2. **Reserve Bank Account:**

In accordance with the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve bank account for the exclusive benefit of customers. The Company segregated $5,000 for both years ended December 31, 2011 and 2010 for this purpose. The required balance in this reserve account was $16,024 at December 31, 2011. On January 3, 2012 an additional $16,000 was deposited. There was no required balance in this reserve account at December 31, 2010.

3. **Subordinated Borrowings:**

The Company has non-interest bearing secured demand note collateral agreements in the amount of $450,000. The borrowings are in the amount of $150,000 from each of the 33.33% shareholders with a total of $450,000 due October 31, 2015. All notes are non-interest bearing and are subordinated to the claims of general creditors.

The agreements have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. **Property and Equipment:**

A summary of property and equipment at December 31, 2011 and 2010 is as follows:

	2011	2010
Furniture and equipment	$127,048	$127,048
Leasehold improvements	8,586	8,586
	135,634	135,634
Less accumulated depreciation	93,752	83,402
	$ 41,882	$ 52,232

Continued

NOTES TO FINANCIAL STATEMENTS, *Continued*

_____

5. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2011 and 2010, the Company had net capital of $810,489 and $805,083, which was $560,489 and $555,083, respectively, in excess of its required net capital. The Company's net capital ratio was .28 to 1 and .34 to 1 at December 31, 2011 and 2010, respectively.

6. **Operating Line of Credit:**

The Company has a $1,500,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due June 1, 2012. Interest is due monthly at the bank's prime rate. There were no balances due under the line of credit agreement at December 31, 2011 and 2010.

7. **Note Payable:**

The Company's note payable consists of a promissory note to FINRA due $500 monthly including 6.25% interest. The note is scheduled to mature August 2013, but may be prepaid at anytime in part or in whole.

The note at December 31, 2011 is scheduled to mature as follows:

Years ending December 31:

2012	$5,595
2013	3,425
	$9,020

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS, *Continued*

8. **Profit Sharing Plan:**

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2011 and 2010 were $92,501 and $85,637, respectively.

9. **Commitments:**

The Company leases its offices in a building which is owned 27% by two of the stockholders of the Company. The lease agreement is for a term of ten years through March 31, 2018 and provides for minimum monthly rent payments of $10,666. During April 2010, the Company entered into a month to month sublease agreement for $3,000 a month. Commencing February 2011, the rent increased to $4,000 per month. Rent expense, net of sublease payments, was $93,659 and $112,960 for the years ended December 31, 2011 and 2010, respectively.

Future minimum payments under the lease agreement are as follows:

Years ending December 31:

Year	Amount
2012	$127,992
2013	127,992
2014	127,992
2015	127,992
2016	127,992
Thereafter	159,990
	$799,950

10. Federal Income Taxes:

The differences between the Company's effective income tax and the statutory rate results principally from certain nontaxable income and nondeductible expenses. Federal income tax expense for the year ended December 31, 2011 was $261. There was no federal income tax expense for the year ended December 31, 2010.

As of December 31, 2011, the tax years that remain subject to examination by the Internal Revenue Service are 2008 through 2011.

11. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 3, 2012, the day the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Alliant Securities, Inc.
Turner ◆ Nord ◆ Kienbaum
Liberty Lake, Washington

We have audited the financial statements of Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum as of and for the year ended December 31, 2011 and have issued our report thereon dated February 3, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedules 1, 2, 3, 4, and 5 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

McDirmid, Mikkelsen & Secrest, P.S.

February 3, 2012
Spokane, Washington

-12-

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

Net capital:

Stockholders' equity:

Common stock	$ 50,000	
Additional paid-in capital	237,883	
Retained earnings	136,317	
Total stockholders' equity		$ 424,200
Subordinated borrowings allowable in computation of net capital		450,000
Total stockholders' equity and allowable subordinated borrowings		874,200

Deductions:

Non-allowable assets:

Unsecured accounts	50	
Officer receivable	3,680	
Deposit and prepaid expense	9,620	
DTCC common stock	8,479	
Property and equipment at cost, net of accumulated depreciation	41,882	
		63,711

Net capital	810,489
Minimum net capital required	250,000
Excess net capital	$ 560,489

Continued

-13-

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION, *Continued*
December 31, 2011

Aggregate indebtedness:

Payable to brokers and dealers	$ 3,223
Payable to customers	14,705
Accounts payable	31,300
Other liabilities	20,079
Accrued profit sharing plan contribution	92,501
Accrued payroll	55,314
Payroll and business taxes payable	3,648
Federal income taxes payable	261
Note payable	9,020
Total aggregate indebtedness	**$ 230,051**

Ratio: Aggregate indebtedness to net capital   <u>.28 to 1</u>

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

_____

Credit balances

Free credit balances and other credit balances in customers' security accounts	$ 14,705	
Customers' securities failed to receive	40	
Other - dividends	3,183	
Total credit items		$ 17,928

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		2,667
Excess of total credits over total debits		$ 15,261
Reserve requirement - 105% of total excess		$ 16,024
Amount held on deposit in Reserve Bank Account		$ 5,000
Additional deposit, January 3, 2012		16,000
New amount in Reserve Bank Account		$ 21,000

The amount of deposit in the special reserve bank account for the exclusive benefit of customers was $5,000 for the year ended December 31, 2011. On January 3, 2012, an additional $16,000 was deposited to cover the reserve requirement.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2011

Net capital:

Net capital as reported on FOCUS REPORT   **$ 810,489**

Net capital as computed on page 12   **$ 810,489**

Aggregate indebtedness:

Aggregate indebtedness as reported on FOCUS REPORT   **$ 230,051**

Aggregate indebtedness as computed on page 13   **$ 230,051**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
RECONCILIATION WITH COMPANY'S COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS INCLUDED IN PART II OF
FORM X-17A-5
December 31, 2011

Reserve requirement as reported on FOCUS REPORT $-0-

Reserve requirement as computed on page 14 $-0-

SCHEDULE 5
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

---

1. Customer fully paid securities and excess margin
    securities not in the respondents possession or
    control as of the report date (for which instructions
    to reduce to possession or control had been issued as
    of report date) but for which the required action
    was not taken by respondent within the time frames
    specified under Rule 15c3-3. $__0

    Number of items   __0

2. Customers' fully paid securities and excess margin
    securities for which instructions to reduce to
    possession or control had not been issued as of the
    report date, excluding items arising from "temporary"
    lags which result from normal business operations" as
    permitted under Rule 15c3-3. $__0

    Number of items   __0

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

Board of Directors
Alliant Securities, Inc.
Turner ◆ Nord ◆ Kienbaum
Liberty Lake, Washington

In planning and performing our audit of the financial statements of Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

Continued

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 3, 2012
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2011 and 2010

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2011 and 2010



ALLIANT SECURITIES, INC.
TURNER ◆ NORD ◆ KIENBAUM

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON
PROCEDURES
December 31, 2011

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON
PROCEDURES
December 31, 2011

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Alliant Securities, Inc.
Turner ◆ Nord ◆ Kienbaum
Liberty Lake, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum's management is responsible for the Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 3, 2012
Spokane, Washington

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended _____ December 31~~20~~ 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
023305   FINRA   DEC
ALLIANT SECURITIES INC TURNER    23*25
NORD, KIENBAUM
695 N LEGACY RIDGE DR STE 300
LIBERTY LAKE WA 99019-7722
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sally Mann

2. A. General Assessment (item 2e from page 2) $ 2,960.49

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,601.26   )

   _____
      Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   1,359.23

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,359.23

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,359.23

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

_____

SIPC REVIEWER

Dates: _____ _____ _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,717,563

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

　　　Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 533,369 (Mutual Funds Level 4)

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation) _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

　　　Enter the greater of line (i) or (ii)

　　　Total deductions 533,369

SIPC Net Operating Revenues $ 1,184,194

General Assessment @ .0025 $ 2,960.49

(to page 1, line 2.A.)